PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 4HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

06016215

15th August 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements of:

- 4th July
- 5th July
- 6th July
- 17th July (2)
- 18th July
- 19th July
- 8th August

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

dw 8/23

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

4 July 2006

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Merrill Lynch and Co. Inc. that its holdings in the Company, together with the holdings of companies in the Merrill Lynch Group Inc., amounts to 8,734,910 Ordinary shares of £0.01 each in the Company, representing 10.86% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

5 July 2006

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification from Julius Baer Investment Management LLC that it no longer holds a notifiable interest in the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

6 July 2006

Board And Management Changes

Peter Hambro Mining PLC ("PHM") announces the following changes to its management team and Board of Directors with effect from 14th July 2006.

Dr Pavel Maslovskiy, presently Deputy Chairman of PHM, will also take on the role of Chief Operating Officer. This role reflects Dr Maslovskiy's increasing role in the day to day management of the operations and the construction and development of the future operations.

The Deputy Finance Director, Mr. Andrey Maruta, will become Finance Director. Mr. Philip Leatham, who has been the non-executive Finance Director, remains on the board as a non-executive director.

Mr. Alexei Maslovskiy, presently Treasurer of PHM, will also take on the role of Business Development Director from Mr. Jay Hambro. Jay Hambro is giving up his executive duties with PHM in order to become Chief Executive of Aricom plc. Jay Hambro will remain a non-executive director.

Commenting on the changes, Peter Hambro, Executive Chairman of Peter Hambro Mining said:

"Pavel Maslovskiy played a vital role in the development of the Pokrovskiy operations and I am delighted that he continues this level of involvement as PHM moves forward on the road to quadrupling its annual production. Pavel and I have worked together for more than 12 years and formalising his position as Chief Operating Officer complements my role as Executive Chairman. I have every confidence in the team's ability to continue to deliver projects on time and on budget.

Jay Hambro has done a great job for the company and he will be missed by both colleagues and shareholders and we wish him every success in undertaking his new tasks. We believe that, with Andrey Maruta's promotion to Finance Director and Alexei Maslovskiy's greater involvement in the business development, the Group is well positioned to manage its current operational activities and achieve its growth targets."

Enquiries:

Alya Samokhvalova or Marianna Adams	+44 (0) 207 201 8900
Peter Hambro Mining	www.peterhambro.com
David Simonson or Tom Randell	+44 (0) 207 653 6620
Merlin	

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

17th July 2006

Directors Dealings

Peter Hambro Mining PLC (the 'Company') hereby announces that it has been notified by Peter Hambro and Pavel Maslovskiy, directors of the Company, of the information set out below.

In order to provide financing for a term of two years for the diversification of Peter Hambro's and Pavel Maslovskiy's separate investment portfolios (including the purchase of an aggregate of 20 million Aricom shares being concurrently announced), Peter Hambro Limited ('PHL'), a company associated with Peter Hambro, has today entered into a financing transaction by way of a prepaid cash settled equity derivative transaction with Goldman Sachs International ('GSI') in respect of 3 million ordinary shares of £0.01 each in the capital of the Company ('Shares').

PHL has today also agreed to stock-lend for a term of two years 3 million Shares to GSI as collateral for its obligations under the financing transaction. The same number of Shares are to be redelivered to PHL by GSI at maturity of the transaction.

PHL undertook the financing transaction on behalf of itself (777,778 shares and respective financing) and Macaria Investments Limited ('Macaria'), a company associated with Pavel Maslovskiy, (2,222,222 shares and respective financing).PHL has agreed back-to-back arrangements with Macaria for this purpose.

Peter Hambro and Pavel Maslovskiy continue to retain an economic interest in their holdings of 5,243,179 (6.52%) and 18,545,822 (23.07%) Shares respectively, notwithstanding the application of the arrangements referred to above to the Shares lent to GSI and the Shares owned by Macaria which are the subject of the back to back arrangements. The percentage holdings remain unchanged.

Enquiries:
Alya Samokhvalova / Marianna Adams +44 (0) 207 201 8900
Peter Hambro Mining www.peterhambro.com

David Simonson/ Tom Randell / Maria Suleymanova +44 (0) 207 653 6620
Merlin

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

17 July 2006

Trading Update

Peter Hambro Mining Plc ("PHM" or the "Group") issues this trading statement as an update and in advance of its results for the six months to 30 June 2006 ("the Period"). A full results announcement will be issued on 21 September 2006.

Highlights for the Period include:

- Production:
  - PHM total attributable production of 108,363 oz is 6 % up on the same period for 2005 with Pokrovskiy Mine production of 93,600 oz of gold for the period, 11% up on the same period 2005;
  - Omchak Joint Venture attributable production of c.11,500 oz of gold for the period. This is 32% lower than the same period for 2005 but in line with the Group's forecast;
  - The Group is on track to meet its 250,000 oz per annum production target for 2006
- Unit costs at Pokrovskiy were in accordance with the Group's internal forecast for the first six months of the year;
- Average realised gold sales price was US$573/oz, which is 36% higher than the same period last year;
- Geological highlights
  - At Pioneer, geochemically predicted high grade ore columns have been confirmed by drilling; some with exceptional grades of more than 1,200 grams of gold per tonne
  - At Malomir 67 intersections have been identified with 12 ore bodies with grades up to 20 g/t (averaging 1.2-3.0 g/t) over thicknesses of 3m to 93m.
- The Group announced in January 2006, its detailed plan, expected costs and evaluation regarding the 2009 "Million Ounce" production target. The related capital expenditure programme for this is on track;

- The International Finance Corporation exercised fully its right to invest a further US$17.4m and subscribed for further ordinary shares in PHM
- Positive conclusions of an independent review by SRK of the potential of the licence areas in the Yamalanenetsky Autonomous Region.

Commenting on the announcement, Peter Hambro, Executive Chairman, said:

"It is again a pleasure to report more and solid progress by PHM during the first half of the year. PHM has seen growth in attributable production, in spite of a reduction in our Omchak joint-venture ownership. The success of the expansion of the Pokrovskiy plant has helped to increase production there by 11%. The Pokrovskiy Mill now has 1.8 million tonnes per year capacity and the modifications in the heap leach methods we are using show that the processing of very low grade ore is now economically viable.

It is noteworthy that the production increase at Pokrovskiy comes while intentionally processing lower grades at a time of high gold prices; thus increasing the overall reserve and resource base at this deposit.

Overall we have marginally beaten our plans, achieved positive exploration developments and continued our planned advance towards the "Million Ounce" target that we have set ourselves.

The results of exploration work on the fanglomerates and flanks of Pokrovskiy, at Pioneer and at Malomir continue to support our belief that the gold in the ground is more than sufficient to achieve this. It is particularly reassuring that the high grade ore columns that our geologists predicted would exist at Pioneer have been confirmed by drilling and assaying. Bonanza grades of over 1,200 grams of gold per tonne of ore are a welcome bonus.

At the Yamal licence areas, our expectations have been confirmed and supported by SRK's report of the existence of ore grade mineralisation potentially containing in excess of 5m oz of gold in two licence areas. I believe this is evidence of the long term benefits that come from a strong and sustained commitment to exploration.

It is a testament to the focused efforts of our management and all employees that, despite the pressures on our operating costs, Pokrovskiy continues to be one of the lowest cost producers in Russia"

Operations Report

Pokrovskiy Mine

Pokrovskiy Rudnik is continuing the success achieved during 2005 producing 93,600 oz of gold compared to 84,600 oz in the same period of 2005.

Unit operating costs were generally contained in line with those of the previous period, despite increases in raw material costs, rouble appreciation and the mining of harder ore.

In addition to the equipment bought in 2004-2005, another five 45-tonne capacity Belaz trucks were acquired and put into use. This allowed stable mining levels in line with the schedule and contributed to mining cost optimisation. The old 30-tonne capacity Belaz trucks were repaired and sold as part of the programme of cost savings introduced in 2005 and successfully implemented during the first half of 2006.

Mining operations

Pokrovskiy Rudnik Mining Operations

		6 months to June 30th		
	Units	2006	2005	Var %
Mining				
Total Material Moved	*m^3 '000*	*2,624*	*2,427*	+8%
Ore mined	*t '000*	*889*	*616*	+44%
Average grade	*g/t*	*3.2*	*3.7*	-14%
Gold content	*oz '000*	*90.9*	*73.8*	+23%
Of which high grade ore	*t '000*	*717*	*402*	+78%
Average grade	*g/t*	*3.9*	*4.9*	-20%
Gold content	*oz '000*	*90*	*64*	+41%

Processing operations – Resin in Pulp plant

818,000 tonnes of ore were treated through the mill in the first half of the year - 18% more than during the same period in 2005 – and the plant's capacity reached an annual rate of 1.8 million tonnes of ore in June 2006. Works on the planned plant expansion and production streamlining will continue during the second half of the year.

Due to the high standard of works undertaken in 2004-2005 for the plant's expansion, the resultant increased capacity of the mill allowed economic processing of lower grade material and increased total gold produced. Previously this material would have been treated using heap leach technologies which have lower recovery rates than the plant.

An increase in the gold price enabled treatment of lower grade material not previously included in the Group's reserves. This helped increase the total reserves of Pokrovskiy Rudnik.

Some decrease in recovery rates compared to the same period last year (86.6% in 2006 vs. 92.2% in 2005) can be explained by an increased proportion of hard rock being treated through the mill. Technological improvements were made to the Resin in Pulp plant in order to increase recovery rates from the harder ores and these new technologies are currently being implemented at the plant and are expected to bring recovery rates up to 91% in the second half of 2006.

Heap Leach

Test work carried out during last year in order to improve heap leach technology proved successful, allowing the application of new methods this year on a larger scale. These involve ore being left on heap leach pads through the winter until spring for further leaching and ore for the following year's treatment being stacked on pads during autumn of the previous year. This method allowed the start of the leaching one month earlier than in the previous year and produced 2,000 oz of additional gold from these test works; significantly improving recovery rates at the pads under test from 30.7% in the first half of 2005 to 68.3% in the same period of 2006. This will give the Company an opportunity to treat a larger amount of low grade ore through the heap leach process and also to increase recovery rates using this process.

It should be noted, however, that the exceptionally cold recent winter in Russia caused the stacking of new ore on the pads to be delayed by approximately one month.

Pokrovskiy Rudnik Processing Operations

		6 months to June 30th		
	Units	2006	2005	Var %
Resin in Pulp Plant				
Ore from pit	*t '000*	*717*	*402*	+78%
Average grade	*g/t*	*3.9*	*4.9*	-20%
Ore from stockpile	*t '000*	*102*	*281*	-64%
Average grade	*g/t*	*3.0*	*2.4*	+25%
Total milled	*t '000*	*818*	*691*	+18%
Average grade	*g/t*	*3.8*	*3.9*	-3%
Gold content	*oz '000*	*99.6*	*86.5*	+15%
Recovery rate	*%*	*86.6%*	*92.2%*	-6%
Gold recovered	*oz '000*	*86*	*80*	+8%
Heap Leach				
Ore stacked	*t '000*	*345*	*341*	+1%
Average grade	*g/t*	*1.0*	*1.4*	-29%
Gold content	*oz '000*	*11*	*16*	-31%
Recovery rate	*%*	*68.3%*	*31.0%*	+120%

Gold recovered	*oz '000*	*7*	*5*	+40%
Total				
Gold recovered	*oz '000*	*93.6*	*84.6*	+11%

The measures introduced enabled increased production from lower grade material which had not previously been accounted for in the mineable reserves of the deposit. This resulted in an increase of reserves and mine life extension.

Table showing the breakdown of gold production at Pokrovskiy Rudnik by month for the six months to June 30th 2006 vs. 2005 *(ounces)*

Month	2006	2005
January	*14.69*	*13.70*
February	*12.25*	*11.23*
March	*15.37*	*12.81*
April	*16.77*	*11.32*
May	*17.38*	*16.66*
June *	*17.10*	*18.86*
Total	**93.6**	***84.6***

* The somewhat lower production in June is a result of intentionally processing lower grades which began in May, a time of high gold prices. Nevertheless the production numbers are in line with the Group's internal monthly and annual forecast.

Pioneer Mine

Mining operations at Pioneer during the first half of 2006 were aimed at finalising geological exploration of the deposit and preparation for its full scale exploitation. This involved in particular, the collection of bulk samples for metallurgical tests from the Bakhmut and Promezhutochnaya ore zones.

Mining operations	Units	2006 1H Actual	2005 1H Actual
Pioneer Deposit			
Total Material Moved	'000 m^3	***392***	***328***
incl. stripping	*'000 m^3*	***385***	***308***
ore	*'000 m^3*	***7***	***19***

Ore Mined	'000 t	***13***	***36***
Grade	g/t	**1.3**	**2.8**
Gold	'000 oz	***0.5***	***3.2***

Omchak Joint Venture

Through its subsidiaries, the Omchak JV produced c. 23,000 of gold. As almost 80% of the gold produced by the Omchak JV is from alluvial deposits, the majority of production occurs during the second half of the year and the exceptionally cold weather in the area exacerbated the skew in production. PHM's attributable share of production was 11,500 oz. This was a 32% decline compared to the same period in the previous year due to PHM's previously announced decreased share in the JV, down from 65% to 50%.

OOO Zeyazoloto and OOO Noviye Tekhnologii, which were acquired by the joint venture in 2005, continued successfully, producing c. 1,447 oz. gold. Alongside their successful production activities these companies were also involved in the acquisition of local licences for the right to explore and produce alluvial gold at local deposits. New licensed areas acquired in this process have confirmed reserves that are expected to yield a planned annual production of alluvial gold in the Amur region of c.10,000 oz gold per year starting in 2007 for upwards of five years.

The Uduma deposit located in the Sakha Republic (Yakutia) was also acquired by Omchak in 2005. Evaluation works were carried out at this deposit in order to complete an audit of reserves and produce a detailed production plan for 2007 and 2008 by the end of this year.

At the assets in the Chita Region, development and confirmatory exploration works have been carried out; including environmental studies, and topographical works concerning the reclamation of land in accordance with the conditions set out in the licence agreements.

Exploration and Development Report

Exploration activities during the period were concentrated primarily on assets involved in the Group's "Million Ounces" production plan. Currently the Group is at the stage of preparing all necessary works which need to be done within the framework of feasibility studies for this plan. During the first half of the year 260 drill holes were made with a total length of 41,578m, and 320,575m3 of trenching was excavated.

Pokrovskiy Flanks

Metallurgical and geological studies were continued on the fanglomerates at Pokrovka-II and the main results are expected in the second half of 2006. Exploration also continued on other areas of the Pokrovskiy flanks, namely the Verkhne-Sergeevsky, Dalniy and Kontaktoviy areas where new ore intersections were crossed and exploration works need to be continued.

Pioneer Deposit

Exploration work at Pioneer was concentrated on the geological and metallurgical elements necessary for the planned commencement of production in 2007. Bulk sampling for metallurgical test work was also carried out to verify assays from trench and shallow-hole sampling.

At the Promezhutochnaya and Yuzhnaya zones, infill drilling was undertaken in the recently discovered ore columns, together with the construction of a 330m x 230m shallow open-pit to expose the ore zone and ore column so as to check the continuity of mineralisation. Shallow confirmation drilling was performed adjacent to the deposit to establish the absence of mineralisation in areas of planned infrastructure. Shallow exploration drilling was also undertaken in the Zvezdochka and Vostochnaya zones. As a result of all these studies two high grade ore columns were confirmed at the Promezhutochnaya zone, with reported gold grades in them up to 198 g/t. Three ore columns were established in the Yuzhnaya zone with reported gold grades up to 20 g/t. At the Andreevskaya zone a predicted ore column was duly confirmed. This was intersected by two drill holes and showed gold grades up to 1,225 g/t. However exploration work had to be suspended until the autumn because of boggy ground conditions.

Based on the new geological model of Pioneer, drilling (hole no.337) on the intersection of a satellite lineament and fault at the Andreevskaya zone, in an analogous position to the Bakhmut zone Apophysis 1, has resulted in the discovery of a very high grade gold/silver intersection: two samples with grades of 1,225 and 1,064 g/t Au, and an average grade of 222 g/t Au over an 8.5m interval at a downhole depth of 70-78m from surface (true depth estimated at 60-70m).

Malomir

In the first half 2006, as a result of drilling and trenching in black shales on the left bank of the Malomir river, three shallow-dipping ore zones in quartz/sulphide stockworks above the Diagonal thrust were outlined. This work allowed identification of 67 intersections with 12 ore bodies. Gold grades were established up to 20 g/t (averaging 1.2-3.0 g/t) over thicknesses of 3m to 93m. Reserves and resources on the evaluated part of the deposit are C1 1.3 m oz of gold, and C2+P1 1.6m oz of gold. In addition, 6 metallurgical bulk samples (140-2,000 kg) were sent for testing. Trenching exploration works have been started on the Quartzite zone (beresitised granitoids) to the north of Malomir river. The extension of the main Malomir ore

zone to the north-east was further explored; and positive indications which were previously only predicted were confirmed by real exploration data.

Yamalzoloto and Yamal Mining Company

An independent review by SRK of the potential of the Toupugol-Khanmeishorsky licence area and the status of the Novogodnee Monto project was completed. The report stated that the licence area represents a high quality exploration asset with significant potential and that the current work being carried out is justified and that the project clearly has the potential to support an operating mine. The report concluded that "the two licences combined represent a valuable addition to the Peter Hambro Mining Plc portfolio and that it is reasonable to expect that the Feasibility Study at Novogodnee Monto, combined with ongoing exploration of the Toupugol-Khanmeishorsky will in due course confirm the existence of ore grade mineralisation containing in excess of five million ounces of gold."

It is also expected that magnetite zone reserves at Novogodnee Monto will be confirmed in September 2006. Exploration was also continued at Petropavlovskoye where a 2,500m length of continuous mineralised zone has been established. Promising preliminary exploration results for gold and platinum group metals were also received at some of the licence areas of Yamal Mining Company. Detailed results will be announced when available.

Izvestkovaya Sopka

Three separate high grade ore intersections in pyroxene skarns have been discovered in trenches with gold grades from 1.08g/t to 327 g/t, averaging 33.8 g/t over a thickness of 10 m. Exploration by drilling and trenching is continuing.

The orebody has been followed down dip by drilling and trenching (gold grade 16.6 g/t over a 19.0m thickness) in the Maristy stream valley. An ore interval of silver, 610.3 g/t over a 3.0m thickness, (maximum 1,169 g/t over 1.0m) in skarns was also discovered. Gold has not been found in these samples.

Gold Price/Treasury

The Group's average realised gold price for the period was US$573/oz, up 36% against US$422/oz during the first six months of 2005. The Russian rouble strengthened against the US Dollar by 6% during the Period and was RuR27.0789/US$ at 30 June 2006 (RuR28.04/US$ - 30/6/05, RuR28.78/US$ - 31/12/05). The Group has a policy of no long term gold forward sales or hedging.

July Site Visit.

From 11th to 14th July 2006 a number of institutional analysts made a site visit to the Pokrovskiy operations and attended a geological workshop.

During the course of the workshop the visitors asked about preliminary exploration results. Amongst this was information concerning preliminary assay results from deposits in the Yarmal Region in relation to Platinum, Palladium, Gold and Copper grades. Due to the nature of its early-stage exploration these assay results are not yet sufficient to make investment decisions or predict the economics of recovering what metal they might contain.

Conference Call

A conference call to discuss today's trading update will be hosted by Peter Hambro, Executive Chairman of Peter Hambro Mining Plc at 14:00 pm UK time.

Details to access the conference call are as follows:

The Dial-in number in the UK will be: 0845 245 3471 and internationally it will be +44 (0) 1452 542 300 with the access code in both cases 2813327.

Replay will be available after the call has finished for seven days on 0845 245 5205 in the

UK and on +44 (0) 1452 55 0000 internationally with the access code in both cases 2813327#

Enquiries:

Alya Samokhvalova / Marianna Adams +44 (0) 20 7201 8900

Peter Hambro Mining Plc

David Simonson / Tom Randell / Maria Suleymanova +44 (0) 20 7653 6620

Merlin

PETER HAMBRO MINING PLC
11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

18 July 2006

Application for Admission of Shares

Peter Hambro Mining plc (the "Company") announces that application has been made for the admission of 750,000 ordinary shares to trade on AIM and that dealings are expected to commence on 19 July 2006.

The shares are to be allotted to Reagrove Services Limited ("Reagrove") as full and final settlement of the Company's deferred payment obligations due for the Tokur gold deposit in the Amur Region, pursuant to its acquisition of the Tokur deposit from Reagrove in June 2003.

The new Ordinary shares will rank pari passu with the existing Ordinary Shares of £0.01 each. The total number of Ordinary Shares in issue following the allotment will be 81,155,052 Ordinary shares.

Enquiries:

Alya Samokhvalova, Marianna Adams	+44 (0) 20 7201 8900
Investor Relations, Peter Hambro Mining	www.peterhambro.com
David Simonson, Tom Randell	+44 (0) 20 7653 6620
Merlin	

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

19 July 2006

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Lehman Brothers International (Europe) that it has an interest in 2,481,849 Ordinary shares of £0.01 each in the Company, representing 3.06% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

8 August 2006

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Lehman Brothers International (Europe) that it that it no longer holds a notifiable interest in the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620